Exhibit (m)

SERVICE AND DISTRIBUTION PLAN

OF

Ziegler Lotsoff Capital Management Investment Trust

(Ziegler Lotsoff Capital Management Long/Short Credit Fund)

As Adopted and Effective as of November 14, 2011

WHEREAS, Ziegler Lotsoff Capital Management Investment Trust (the “Company”) is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Company intends to act as a distributor of shares of its series the Ziegler Lotsoff Capital Management Long/Short Credit Fund (the “Fund”), and the Board of Trustees has determined that there is a reasonable likelihood that adoption of this Service and Distribution Plan will benefit the Fund and its shareholders;

WHEREAS, the Company intends that this Service and Distribution Plan cover only the Fund; and

WHEREAS, the Company may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the Fund, all as permitted and contemplated by Rule 12b-1 under the 1940 Act; it being understood that to the extent any activity is one which the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such plan and not subject to its limitations.

NOW, THEREFORE, the Company hereby adopts this Service and Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.          Distribution and Service Fee. The Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of its average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Trustees of the Company shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority.

2.          Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of shares of the Fund. The Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person who renders personal service to the Fund’s shareholders, assists in the maintenance of the Fund’s shareholder accounts or who renders assistance in distributing or promoting the sale of shares of the Fund pursuant to a written agreement approved by the Board of Trustees (the “Related Agreement”). To the extent such fee is not paid to such persons, the Fund may use the fee for its expenses of distribution of its shares, including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

3.          Effective Date of Plan. This Plan shall not take effect until it has been approved by votes of a majority of both (i) the Board of Trustees of the Company and (ii) those Trustees of the Company who are not “interested persons” of the Company (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.          Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.          Reports. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any Related Agreement shall provide to the Company’s Board of Trustees and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.          Termination. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees, or, with respect to the Fund, by vote of a majority of the outstanding shares of the Fund. In the event of termination or non-continuance of this Plan, the Company may reimburse any expense which it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board of Trustees and a majority of those Trustees of the Company who are not interested persons of the Company.

7.          Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof and by the shareholders of the Fund. No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3.

8.          Selection of Trustees. While this Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the 1940 Act) of the Company shall be committed to the discretion of the Trustees who are not interested persons.

9.          Records. The Company shall preserve copies of this Plan and any Related Agreement and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

10.        Assignment. This Plan will not be terminated by an assignment, however, an assignment will terminate any agreement under this Plan involving any such assignment.

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11.         Severability. If any provision of this Plan is held to be invalid or is made invalid by a court decision, statute, rule or otherwise, the remainder of this Plan shall not be affected thereby.

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